UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 24, 2025, Silynxcom Ltd. issued a press release titled “Silynxcom Announces Successful Delivery of Enhanced Systems with Innovative New Tactical Communication Capability to Elite IDF Special Forces Unit,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Silynxcom Ltd. titled “Silynxcom Announces Successful Delivery of Enhanced Systems with Innovative New Tactical Communication Capability to Elite IDF Special Forces Unit”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: February 24, 2025	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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